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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                         CAPSTEAD MORTGAGE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  14067E 40 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANDREW F. JACOBS
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                         8401 NORTH CENTRAL EXPRESSWAY
                                   SUITE 800
                              DALLAS, TEXAS 75225
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                                 DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                              DALLAS, TEXAS 75201
                                 (214) 659-4444

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[ ]  Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Capstead Mortgage Corporation. The address of the principal executive offices of Capstead is 8401 North Central Expressway, Suite 800, Dallas, Texas 75225, and its telephone number is (214) 874-2323. This statement relates to the common stock of Capstead. The number of shares of common stock of Capstead outstanding as of the close of business on May 8, 2000 was 22,590,431 (adjusted for the 1-for-2 reverse stock split).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The name of the entity filing this statement is Capstead Mortgage Corporation (the subject company), and our business address and telephone number are set forth in Item 1 above.

     (b) This statement relates to the cash tender offer by Fortress Cap LLC, a Delaware limited liability company ("Fortress"), to purchase up to 5,000,000 shares of our common stock, as disclosed in the Tender Offer Statement on Schedule TO, dated May 12, 2000, and the Offer to Purchase filed as Exhibit
(a)(1) to such schedule. Fortress' business address is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     All material agreements, arrangements or understandings and any actual or potential conflict of interest between us or our affiliates and Fortress and its affiliates have been disclosed in a proxy statement dated March 6, 2000 and sent to stockholders on or about March 6, 2000. Specifically, the section of the proxy statement titled "ELECTION OF DIRECTORS" discusses the relationship between us and Fortress. Since the date of the proxy statement, the following significant items have occurred:

     - each of the four Fortress nominees described in the proxy statement were elected to our board of directors at the annual meeting of stockholders;

     - Wesley R. Edens, chairman and chief executive officer of affiliates of Fortress that control or are under common control with Fortress, became our chairman and chief executive officer;

     - we incurred non-recurring severance charges of approximately $3.4 million related to the settlement of obligations to Mr. Ronn K. Lytle, our former chairman and chief executive officer, under the terms of a 1992 employment agreement and $225,000 related to the termination of several of our other employees, which will be charged to expense in the second quarter of 2000.

     - we modified our investment strategy to focus on short maturity and adjustable-rate assets, including but not limited to, credit sensitive commercial and residential mortgage-backed securities, and adjustable-rate mortgage-backed securities issued by government-sponsored entities, either Fannie Mae, Freddie Mac or Ginnie Mae; and

     In connection with the modification of our investment strategy, we began the process of disposing of approximately $1.0 billion of our fixed-rate mortgage investments and approximately $1.1 billion of our medium-term and adjustable-rate mortgage securities. As a result, we anticipate recognizing a second quarter of 2000 loss on the sale of these securities of $85 million to $90 million, all of which is already reflected in book value per share at March 31, 2000. Most of these sales are expected to be completed by year-end. Pending final sale, these securities will be classified as trading securities and further changes in market value, if any, will be reflected in operating results. Capital made available because of these sales is expected to be redeployed over the next several quarters into suitable investments in keeping with the new investment strategy.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The disinterested members of our board of directors have approved the making of the offer by Fortress; however, we make no recommendation as to whether you should tender or refrain

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from tendering your shares. You must make the decision whether to tender your shares and, if so, how many shares to tender.

     (b) Reasons for the Recommendation. We are remaining neutral with respect to Fortress' tender offer because your decision as to whether or not to tender your shares is strictly a personal investment decision. This tender offer will have no impact on our policies or investment strategies. Fortress is, and will remain, an affiliated entity. This tender offer is a means for Fortress to satisfy its contractual obligation to purchase shares of our common stock pursuant to the Supplemental Agreement dated December 9, 1999, between an affiliate of Fortress and us. Pursuant to this Supplemental Agreement (which has been assigned to Fortress), Fortress is obligated to acquire, subject to certain conditions which have all been satisfied, at least 2,500,000 shares of common stock (as adjusted for the reverse stock split). This tender offer will potentially allow Fortress to satisfy this contractual obligation in full and to acquire an additional 2,500,000 shares of our common stock.

     (c) Intent to Tender. Our executive officers, directors, affiliates and subsidiaries have agreed not to tender common stock that is held of record or beneficially owned by such persons pursuant to the tender offer by Fortress.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     We have not, nor have we authorized any person acting on our behalf, or employed, retained or compensated by any person acting on our behalf, to make solicitations or recommendations to stockholders concerning the tender offer by Fortress.

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ITEM 6.  INTEREST IN SECURITIES OF CAPSTEAD.

     On February 4, 1999, our board authorized the repurchase by us of up to 6,000,000 shares of our common stock and up to 2,000,000 shares of our $1.26 Cumulative Convertible Preferred Stock, Series B. Set forth in the table below is information with regard to the 376,950 common shares (adjusted for the 1-for-2 reverse stock split) we repurchased on the open market pursuant to the repurchase program during the past 60 days:

  DATE     NUMBER OF SHARES(1)   PRICE(1)
---------  -------------------   --------
3/16/2000          2,900         $  7.500
3/17/2000          7,350            7.625
3/20/2000          8,600            7.625
3/21/2000         13,450            7.625
3/23/2000         10,000            7.625
3/24/2000         20,700            7.750
3/24/2000         10,600            7.625
3/27/2000         12,000            7.625
3/28/2000         10,000            7.750
3/28/2000          6,400            7.625
3/29/2000         15,000            7.750
3/29/2000         10,000            7.625
3/30/2000         12,000            7.750
3/30/2000         22,200            7.625
3/31/2000         19,050            7.625
4/03/2000         12,500            7.750
4/04/2000         22,500            7.750
4/04/2000          1,900            7.625
4/05/2000         25,000            7.750
4/05/2000          8,850            7.625
4/06/2000          5,750            7.750
4/07/2000          5,000            7.750
4/10/2000          5,000            7.750
4/11/2000         10,250            7.625
4/12/2000         10,000            7.625
4/13/2000         16,250            7.625
4/13/2000          5,500            7.500
4/14/2000         31,800            7.625
4/17/2000         36,350            7.625
                 -------
                 376,950
                 =======

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(1) Number of shares purchased and price paid reflects the 1-for-2 reverse stock split of our common stock, which took effect at the close of business on May 8, 2000. Price paid is exclusive of brokerage commissions.

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     Our executive officers and directors were involved in the following transactions in our common stock during the past 60 days:

                                                                                        PRICE AT
                                                                NUMBER OF              PURCHASE OR
                                   TRANSACTION DESCRIPTION      SHARES(2)     DATE      GRANT(2)
                                ------------------------------  ---------   ---------  -----------
OFFICERS
Andrew F. Jacobs..............  Employee Stock Option Grant(1)   50,000     4/20/2000    $7.125
                                Restricted Stock Grant(1)        21,052     4/20/2000     7.125
Amar R. Patel.................  Employee Stock Option Grant(1)   31,579     4/20/2000     7.125
                                Restricted Stock Grant(1)        10,526     4/20/2000     7.125
Phillip A. Reinsch............  Employee Stock Option Grant(1)   34,526     4/20/2000     7.125
                                Restricted Stock Grant(1)        11,509     4/20/2000     7.125
Robert Spears, Jr. ...........  Employee Stock Option Grant(1)   37,473     4/20/2000     7.125
                                Restricted Stock Grant(1)        12,491     4/20/2000     7.125
DIRECTORS
Michael G. O'Neill............  Director Stock Option Grant       5,625     4/20/2000     7.000
Howard Rubin..................  Common Stock Acquisition          5,000     3/27/2000     7.375
                                Common Stock Acquisition          7,000      4/4/2000     7.375
                                Common Stock Acquisition          3,000      4/5/2000     7.375
                                Director Stock Option Grant       5,625     4/20/2000     7.000
Mark Whiting..................  Director Stock Option Grant       5,625     4/20/2000     7.000

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(1) Subject to certain vesting restrictions.

(2) Number of shares shown and price at purchase or grant reflects the 1-for-2 reverse stock split of our common stock, which took effect at the close of business on May 8, 2000.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  (a) Negotiations.

     We are not undertaking or engaged in any negotiation with Fortress in response to their tender offer which relates to a tender offer or other acquisition of our securities by us, any of our subsidiaries or any other person or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving us or any of our affiliates; (ii) a purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries; or (iii) any material change in our present dividend rate or policy, indebtedness or capitalization.

     Nevertheless, the remainder of the year will likely be very difficult for us from a net income and dividend perspective should the Federal Reserve continue to increase interest rates. Although the overall yield on mortgage assets is currently anticipated to increase in future quarters with the acquisition of higher yielding assets in connection with the new investment strategy discussed in Item 3 above and the reset of interest rates on adjustable-rate mortgage securities to levels more reflective of the current interest rate environment, borrowing rates are also expected to increase, which may further reduce net interest margins. Depending on the timing and extent of any future increases in interest rates over the next several quarters, it may be necessary to again reduce the dividend on our common stock.

  (b) Transactions and Other Matters.

     We have not entered into any transactions, board resolutions, agreements in principle or signed contracts in response to the tender offer by Fortress that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     None.

ITEM 9.  EXHIBITS

     (1) Proxy Statement dated March 6, 2000, containing the disclosure required by Item 1005(d) of Regulation M-A.*

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* Previously filed with the SEC on February 29, 2000 on Schedule 14A Proxy
  Statement, dated March 6, 2000, and incorporated by reference herein.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2000

                                          CAPSTEAD MORTGAGE CORPORATION

                                          By:     /s/ ANDREW F. JACOBS
                                            ------------------------------------
                                              Name: ANDREW F. JACOBS
                                              Title: Executive Vice
                                              President -- Finance